 Search

 Try Premium Free for 1 Month



# Francois de Landes de Saint Palais

Co founder - COO at misterb&b

Thousand Oaks, California

Message   [ ... ]

 misterb&b

Ecole Supérieure de Commerce

See contact info

500+ connections

 Misterb&b : 8,5 millions de dollars pour l'ambitieux Airbn...

 Le figaro / Sejourning / Misterb&b

---

## Activity

1,465 followers

 Partir aux Etats Unis pour accélérer sont projet ... Grandir vite pour prendre le marché !

Francois shared this
54 Likes • 7 Comments

**See all**

---

## Experience

 **Co founder - COO**

misterb&b

May 2013 – Present · 5 yrs 10 mos
Région de la baie de San Francisco, États-Unis

With a community of 200,000 hosts in over 135 countries misterb&b is the the largest gay hotelier in the world.
We raised $13,5 M. Our service helps our community travel more safely & get local insider tips. misterb&b is now a team of 40 people working in France, Usa and Peru.

Investors:
- Ventech
- Project A... See more

 misterb&b - Feel Welcome

**Mentor**

The Refiners

2017 · less than a year
Région de la baie de San Francisco, États-Unis

The Refiners is a cross border accelerator, in San Francisco, to help foreign entrepreneurs & startups to go global.

**Co founder - COO**

   Q Search                                 

Paris Area, France

Short term rental between individuals in France (10 000 hosts in 2014)
www.sejourning.com

- Launched in Nov 2011... See more

### Mission Director
ITN

May 2009 – Aug 2012 · 3 yrs 4 mos
Paris

Project : La Banque Postale, Amaline (Groupama), Allianz Outre Mer
• Implementation of CLEVA (Management of production and sinister for insurance companies)
• Management of the partners (Capgemini, Accenture)
• Technical and functional team management... See more

### FOUNDER - CEO
CASH FOR GROWTH

Dec 2007 – May 2009 · 1 yr 6 mos
Paris Area, France

Credit Management Sofware integration

**Show 2 more experiences** ∨

---

## Education

### Ecole Supérieure de Commerce
1991 – 1994

---

## Skills & Endorsements

**E-commerce** · 25

Endorsed by **Anthoni Noyon**, who is highly
skilled at this

Endorsed by **2 of Francois' colleagues** at
misterb&b

**Stratégie commerciale** · 23

**Jean-Rene Sellos and 22 connections** have given endorsements for this skill

**Management** · 23

Endorsed by **Jacques CAILLAUD and 2 others**
who are highly skilled at this

Endorsed by **2 of Francois' colleagues** at
misterb&b

**Show more** ∨

 Search



